Prospectus Supplement filed under Rule 424(b)(3)
                                                   Registration Number 333-44588
_________________________________________________________________________
Prospectus  Supplement  No.  3,  dated  February  21,  2001
(To  Prospectus,  dated  September  22,  2000)

                                 [Level 8 Logo]


                        5,162,169 Shares of Common Stock

     This prospectus supplement to the prospectus dated September 22, 2000 relates to the offering by the selling stockholders of up to 5,162,169 shares of common stock which are either issued, issuable upon the conversion of preferred stock or issuable upon the exercise of warrants.

     This prospectus supplement should be read in conjunction with the prospectus dated September 22, 2000, Prospectus Supplement No. 1 and Prospectus Supplement No. 2, which are to be delivered with this prospectus supplement. The information in this prospectus supplement updates and supersedes certain information contained in the prospectus dated September 22, 2000, Prospectus Supplement No. 1 dated November 15, 2000 and Prospectus Supplement No. 2 dated January 12, 2001.


NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     On February 13, 2001, Level 8 Systems, Inc. issued the following press release:

               LEVEL 8 REPORTS FOURTH QUARTER AND YEAR END RESULTS

   Company Announces New Strategic Focus Based on Cicero Workstation Software


CARY, NC - WEDNESDAY, FEBRUARY 13, 2001 - Level 8 Systems, Inc. (Nasdaq: LVEL), a leading global provider of high performance eBusiness integration software, today reported financial results for the fourth quarter and year ended December 31, 2000.

Level 8 reported total revenues of $19.5 million for the quarter ended December 31, 2000 and a pro forma net loss for that quarter of ($80,000) or ($0.03) per share compared to revenues of $13.9 million and pro forma net income of $703,000 or $0.05 per share for the same period last year. Revenues for the year ended December 31, 2000 were $82.6 million compared with $52.9 million for the year ended December 31, 1999. For the year ended December 31, 2000, Level 8 reported a pro forma net loss of ($1.1 million) or ($0.15) per share compared with a pro forma net loss of ($574,000) or ($0.11) per share for the previous year.

Fourth quarter 2000 software license revenues were $11.7 million, an increase of 94 percent over the same period last year, and year to date software license revenues were $46 million, an increase of 187 percent over the same period last year.

Including acquisition charges and other non-cash charges, net loss for the year ended December 31, 2000 was ($28.4 million) or ($2.10) per share, compared with a net loss of ($15.5 million) or ($1.78) per share for the year ended December 31, 1999.

Tony Pizi, Level 8's chairman and CEO, stated, "Over the last several weeks we have completed our realignment efforts which includes a 40 percent reduction in operating costs and the launch of the Cicero software."

Since the acquisition of the rights to Cicero from Merrill Lynch, Pierce, Fenner & Smith Inc. in August of 2000, Level 8 Systems has been working to enhance the Cicero software and anticipates a full product launch in the second quarter. Currently, more than 30,000 Merrill Lynch professionals use Cicero worldwide.

Mr. Pizi stated, "Cicero helps facilitate access to information and the integration of that information for contact center agents. In addition, Cicero seamlessly automates many business processes across multiple applications, networks and platforms, enabling collaboration between agents. The positive response from customer pilots validates my decision to join Level 8."

Mr. Pizi continued, "Over the past several years, customers of financial service companies have come to expect a higher level of customer service and a broader range of value-added services. This has created demand for advanced integration at the point of contact. We will meet those demands by providing the next-generation integration technology for contact centers."


          Level 8 Systems, Inc, February 13, 2001 Press Release, Page 1

Paul Rampel, Level 8's president, said, "During the fourth quarter of 2000, the management team worked with a premier high technology management consulting firm to set the course for Level 8's growth in 2001 and beyond. As a result, we will focus on Cicero, which will allow us to achieve our business objectives. We will differentiate the Company from its peers and firmly establish Level 8 as the leader in business integration at the point of contact."

Beginning at 7 p.m. ET, a replay of the audio Web cast can be accessed by logging onto www.StreetFusion.com, or www.level8.com. The telephone replay
               --------------------       --------------
begins at 8:30 p.m. ET February 13, 2001, through midnight February 20, 2001. Dial (800) 475-6701 for US callers and international callers can dial (320) 365-3844. Please refer to access code #567535.

About  Level  8  Systems
Level 8 Systems (Nasdaq: LVEL; www.level8.com) is a leading global provider of business integration software that enables organizations to integrate new and existing information and processes at the desktop. Level 8 offers adaptive software applications that seamlessly integrate people, processes and information for customer relationship management within the contact center environment. Level 8 Systems has more than 700 customers worldwide and has its corporate headquarters in Cary, North Carolina, and offices in the US, the UK, France, Germany, Denmark, Sweden and Italy.

                                      # # #


Level 8, Level 8 Systems, Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Enterprise Integrator, Geneva Business Process Automator, Geneva Integration Broker, Geneva Message Queuing, Geneva XIPC and Geneva AppBuilder are trademarks of Level 8 Technologies, Inc., a wholly-owned subsidiary of Level 8 Systems, Inc. Cicero is a registered trademark of Merrill Lynch, Pierce, Fenner & Smith Incorporated. All other company and product names are for identification purposes only and are the property of, and may be trademarks of, their respective owners.

Except for any historical information contained herein, this news release contains "forward-looking statements" on such matters as strategic direction, anticipated return on investment, business prospects, the development and capabilities of next generation EAI solutions, new products, and similar matters. Actual results may differ materially from the anticipated results or other expectations expressed in this release as a result of a variety of factors, including risks that customers may not adopt the Cicero technology; that Level 8 may not successfully execute its new strategic initiative; that Level 8's license for the Cicero technology may become non-exclusive in August, 2002; and other risks and uncertainties that could cause actual results to differ materially from such statements. For a description of other factors that could cause such a difference, please see Level 8's filings with the Securities and Exchange Commission.


          Level 8 Systems, Inc, February 13, 2001 Press Release, Page 2


                                        LEVEL 8 SYSTEMS, INC.
                           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                               (In thousands, except per share amounts)
         Excluding Purchased In-Process Research and Development, Acquisition Related Costs,
             Amortization of Goodwill, Purchased Intangible Assets and Ceased Operations


                                                       Three Months Ended                 Year Ended
                                                            December 31,                 December 31,
                                                      2000  (1)       1999  (1)   2000  (2)   1999  (2)
                                                    -------------  ------------  ----------  ----------
Revenue
    Software                                        $     11,674   $     6,016   $  45,998   $  16,030
    Maintenance                                            4,474         3,578      15,967      14,980
    Services                                               3,380         4,310      17,216      21,909
                                                    -------------  ------------  ----------  ----------
 Total revenue                                             19,528        13,904      79,181      52,919

Cost of revenue
    Software                                                 387           237       1,211         942
    Maintenance                                            1,356         1,105       5,633       5,079
    Services                                               3,799         3,855      15,797      18,964
                                                    -------------  ------------  ----------  ----------
 Total cost of revenue                                     5,542         5,197      22,641      24,985

 Gross profit                                             13,986         8,707      56,540      27,934

Operating expenses:
    Sales and marketing                                    9,666         3,761      34,254      11,805
    Product development                                    1,783         1,832       8,378       6,521
    General and administrative                             2,856         1,849      12,625       6,606
                                                    -------------  ------------  ----------  ----------
 Total operating expenses                                 14,305         7,442      55,257      24,932

Pro forma income from operations                            (319)        1,265       1,283       3,002

    Interest income (expense), net                           282          (438)     (1,304)     (2,858)
                                                    -------------  ------------  ----------  ----------

Earnings (loss) before provision for income taxes            (37)          827         (21)        144

Provision for income taxes                                    43           124       1,063         718
                                                    -------------  ------------  ----------  ----------

Pro forma net income (loss)                         $        (80)  $       703   $  (1,084)  $    (574)
                                                    =============  ============  ==========  ==========

Pro forma income (loss) per share - diluted         $      (0.03)  $      0.05   $   (0.15)  $   (0.11)
                                                    =============  ============  ==========  ==========

Weighted average shares outstanding - diluted             15,131        14,177      14,019       8,918
                                                    =============  ============  ==========  ==========


(1)     EXCLUDES  $497  AND  $296  FOR DEPRECIATION, $3,577 AND  $945 FOR AMORTIZATION  OF  CAPITALIZED
SOFTWARE,  $3,677  AND $1,761 FOR AMORTIZATION OF INTANGIBLE  ASSETS, $1,800  AND $2,200 FOR  PURCHASED
IN-PROCESS RESEARCH AND DEVELOPMENT, $0 AND $383 FOR OTHER ACQUISITION RELATED CHARGES, AND $681 AND $0
FOR  AMORTIZATION OF LOAN GUARANTEE FOR THE QUARTERS ENDED DECEMBER 31, 2000 AND 1999  RESPECTIVELY.

(2)     EXCLUDES $1,941 AND $1,375  FOR DEPRECIATION, $8,628 AND $3,303 FOR AMORTIZATION OF CAPITALIZED
SOFTWARE, $14,191 AND $6,959 FOR AMORTIZATION OF INTANGIBLE  ASSETS, $1,800 AND  $2,944  FOR  PURCHASED
IN-PROCESS RESEARCH AND DEVELOPMENT, $379 AND $325 FOR OTHER ACQUISITION RELATED CHARGES, $1,321 AND $0
FOR  AMORTIZATION OF LOAN GUARANTEE, AND ($977)  AND $0 FOR THE GROSS PROFIT OF THE  CEASED  GOVERNMENT
SERVICES GROUP FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999  RESPECTIVELY.


          Level 8 Systems, Inc, February 13, 2001 Press Release, Page 3



                                          LEVEL 8 SYSTEMS, INC.
                             UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In thousands, except per share amounts)



                                                  Three Months Ended           Year Ended
                                                     December 31,              December 31,
                                                      2000         1999       2000       1999
                                              -------------  -----------  ---------  ---------

Revenue:
  Software                                    $     11,674   $    6,016   $ 45,998   $ 16,030
  Maintenance                                        4,474        3,578     15,967     14,981
  Services                                           3,380        4,310     20,626     21,909
                                              -------------  -----------  ---------  ---------
       Total operating revenue                      19,528       13,904     82,591     52,920
Cost of revenue:
  Software                                           3,963        1,182      9,844      4,245
  Maintenance                                        1,397        1,142      5,716      5,391
  Services                                           3,875        3,892     18,619     19,270
                                              -------------  -----------  ---------  ---------
       Total cost of revenue                         9,235        6,216     34,179     28,906

Gross profit                                        10,293        7,688     48,412     24,014

Operating expenses:
  Sales and marketing                                9,803        3,805     35,177     12,009
  Product development                                1,904        1,891      8,861      6,796
  General and administrative                         2,978        1,967     12,682      6,822
  In-process research & development                  1,800        2,200      1,800      2,944
  Amortization of goodwill                           3,677        1,761     14,191      6,959
  Restructuring charges                                 --          383         --        383
                                              -------------  -----------  ---------  ---------
       Total operating expenses                     20,162       12,007     72,711     35,913

Loss from operations                                (9,869)      (4,319)   (24,299)   (11,899)

Interest and other income (expense), net              (400)        (439)    (3,005)    (2,858)
                                              -------------  -----------  ---------  ---------

Loss before provision for income taxes             (10,269)      (4,758)   (27,304)   (14,757)
Income tax provision                                    43          124      1,063        720

Net loss                                      $    (10,312)  $   (4,882)  $(28,367)  $(15,477)
                                              =============  ===========  =========  =========

Loss per common share - basic and diluted     $      (0.71)  $    (0.54)  $  (2.10)  $  (1.78)
                                              =============  ===========  =========  =========
Weighted average common shares outstanding -
  basic and diluted                                 15,131        9,479     14,019      8,918
                                              =============  ===========  =========  =========


          Level 8 Systems, Inc, February 13, 2001 Press Release, Page 4




                              LEVEL 8 SYSTEMS, INC.
                        UNAUDITED CONDENSED BALANCE SHEETS
                                 (In thousands)

                                                December 31,   December 31,
                                                         2000           1999
                                                -------------  -------------
ASSETS
  Cash                                          $      23,856  $       6,509
  Accounts receivable, net                             21,066         22,199
  Goodwill and other intangibles, net                 107,165         90,436
  Other assets                                         17,869         14,437
                                                -------------  -------------

      Total assets                              $     169,956  $     133,581
                                                =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
  Notes payable and long-term debt              $      27,133  $      27,593
  Notes payable and loans from related company             --          4,519
  Accounts payable                                      2,269          2,235
  Deferred revenue                                      9,035          9,800
  Other liabilities                                    13,789         17,213
                                                -------------  -------------

    Total liabilities                                  52,226         61,360

  Stockholders' equity                                117,730         72,221
                                                -------------  -------------

    Total liabilities and stockholders' equity  $     169,956  $     133,581
                                                =============  =============


          Level 8 Systems, Inc, February 13, 2001 Press Release, Page 5

 On February 12, 2001, Level 8 Systems, Inc. issued the following press release:

            LEVEL 8 ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER
CARY,  N.C.  -  FEBRUARY  12,  2001  -  Level 8 Systems (Nasdaq: LVEL - news), a
                                                                 ----   ----
leading global provider of high performance eBusiness integration software, announced today the resignation of Renee Fulk, its chief financial officer. Ms. Fulk will continue to serve in her current capacity with Level 8 until the end of March 2001. The Company has initiated a search for a new CFO.

Tony Pizi, chairman and CEO said, ``During her two years at Level 8, Renee played important roles in the development of our corporate vision and in our financial success. I wish her well in her new endeavors.''
About  Level  8  Systems

Level  8  Systems  (Nasdaq:  LVEL  -  news; http://www.level8.com ) is a leading
                             ----     ----  ---------------------
global provider of business integration software that enables organizations to integrate new and existing information and processes at the desktop. Level 8 offers adaptive software applications that seamlessly integrate people, processes and information for customer relationship management within the contact center environment. Level 8 Systems has more than 700 customers worldwide and has its corporate headquarters in Cary, North Carolina, and offices in the US, the UK, Germany, Denmark, Sweden and Italy.

Level 8, Level 8 Systems, Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Enterprise Integrator, Geneva Business Process Automator, Geneva Integration Broker, Geneva Message Queuing, Geneva XIPC and Geneva AppBuilder are trademarks of Level 8 Technologies, Inc., a wholly-owned subsidiary of Level 8 Systems, Inc. All other company and product names are for identification purposes only and are the property of, and may be trademarks of, their respective owners.

Except for any historical information contained herein, this news release contains forward looking statements on such matters as anticipated financial performance, business prospects, the development and capabilities of next generation EAI solutions, new products, and similar matters. Actual results may differ materially from the anticipated results or other expectations expressed in this release as a result of a variety of factors, including risks presented by market acceptance of the company's strategic direction; continued market acceptance of the company's existing technology; the integration of Template's operations and technologies; the potential failure to meet product delivery dates; matters relating to international operations; protection of intellectual property and proprietary rights; difficulties in attracting and retaining consultants, development professionals, and trained qualified sales professionals and the ability of those sales professionals to perform to quota; the sufficiency of the company's liquidity and capital resources; and the risks more fully described in Level 8's Form S-4 filed with the Securities and Exchange Commission (File Number 33-91413).


          Level 8 Systems, Inc, February 12, 2001 Press Release, Page 1

On  February  2, 2001, Level 8 Systems, Inc. issued the following press release:

     PAUL RAMPEL TO BECOME PRESIDENT OF LEVEL 8; COMPANY ANNOUNCES ADDITIONAL
                             EXECUTIVE APPOINTMENTS
CARY,  N.C.  - February 2, 2001 - Level 8 Systems, Inc. (Nasdaq: LVEL - news), a
                                                                 ----   ----
leading global provider of business integration software, today announced that the Level 8 Board of Directors has elected Paul Rampel as president of Level 8 effective February 2, 2001. Steven Dmiszewicki has tendered his resignation as president and CEO effective February 2, 2001 and also resigned from his position as a member of the Board of Directors. The Company's chairman, Anthony Pizi, was concurrently elected to succeed Mr. Dmiszewicki as CEO.

Mr. Rampel, formerly senior vice president of Research and Development, came to Level 8 in November 2000 as part of Level 8's acquisition of StarQuest Software. As the former president and founder of both StarQuest Software, Inc. and Orion Networking Systems, Mr. Rampel brings 25 years of software experience to Level
8.  Mr.  Rampel  will  be  located  in  the  Berkeley,  California  office.

The Company also announced the appointments of Charles Beck to the position of vice president of sales and Kevin Fitzgerald to the position of vice president of strategic alliances. Mr. Beck has an extensive sales background, which includes positions as managing director at Oracle Corporation and as regional sales director at Antares Alliance. Mr. Fitzgerald, an 18-year veteran in the IT industry, previously worked at Relativity Technologies as the vice president of sales and strategic alliances and spent 12 years at IBM.

In addition, Gary Kuhn has been named to the position of vice president of worldwide marketing, succeeding Rick Phelps, who is no longer with the company.

About  Level  8  Systems

Level  8 Systems (Nasdaq: LVEL; www.level8.com ) is a leading global provider of
                                --------------
business integration software that enables organizations to integrate new and existing information and processes at the desktop. Level 8 offers software applications that seamlessly integrate people, processes and information for customer relationship management within the contact center environment. Level 8 Systems has more than 700 customers worldwide and has its corporate headquarters in Cary, North Carolina, and offices in the US, the UK, Germany, Denmark, Sweden and Italy.

Level 8, Level 8 Systems, Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Enterprise Integrator, Geneva Business Process Automator, Geneva Integration Broker, Geneva Message Queuing, Geneva XIPC and Geneva AppBuilder are trademarks of Level 8 Technologies, Inc., a wholly-owned subsidiary of Level 8 Systems, Inc. All other company and product names are for identification purposes only and are the property of, and may be trademarks of, their respective owners.


          Level 8 Systems, Inc, February 02, 2001 Press Release, Page 1